EXHIBIT 12.01
MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
For the Year Ended December 31, 2006

EARNINGS:

Earnings before income taxes	$350,444
(Earnings) of less than 50%-owned associated companies, net	(1,963)
Interest Expense	40,359
Portion of rents representative of an interest factor	11,332

Adjusted Earnings and Fixed Charges	$400,172

FIXED CHARGES:

Interest Expense	$40,359
Capitalized Interest	5,420
Portion of rents representative of an interest factor	11,332

Total Fixed Charges	$57,111

Ratio of Earnings to Fixed Charges	7.01